ANGI Homeservices Inc.

14023 Denver West Parkway

Building 64

Golden, Colorado 80401

August 28, 2017

VIA EDGAR AND EMAIL

Mr. Larry Spirgel

Assistant Director, AD Office 11 — Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:                             ANGI Homeservices Inc.

Registration Statement on Form S-4

File No. 333-219064

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ANGI Homeservices Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective at 10:00 a.m., Eastern Time, on Wednesday, August 30, 2017 or as soon as practicable thereafter.

Please contact Alison Z. Preiss of Wachtell, Lipton, Rosen & Katz at (212) 403-1107 with any questions you may have regarding this request.  In addition, please notify Ms. Preiss by telephone when this request for acceleration has been granted.

Sincerely,

ANGI HOMESERVICES INC.

By:	/s/ Glenn Schiffman
Name:	Glenn Schiffman
Title:	Chief Financial Officer

cc:                                Alison Z. Preiss, Wachtell, Lipton, Rosen & Katz